

PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece



09045300

BY COURIER

No/Date : f|ΔΙ : 31|28-1-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
MAR 2 2009
THOMSON REUTERS

SEC
Mail Processing
Section

FEB 0 2 2009

Washington, DC
105

Enclosure
• An Announcement



ANNOUNCEMENT

With respect to a press article published today referring to PPC's budget or forecasts for 2009 and in order to provide timely and accurate information to the investor community, we clarify that the budget is in the final drafting stage and will be shortly submitted for discussion and approval to the Board of Directors and hence, any reference made to it is considered premature.

Athens 29-1-2009

